

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Shai Shemesh
Chief Financial Officer
IM Cannabis Corp.
Kibbutz Glil Yam
Central District, Israel 4690500

>   **Re: IM Cannabis Corp.**
>   **Form 40-F filed April 4, 2022**
>   **File No. 001-40065**

Dear Mr. Shemesh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2021

Exhibit 99.3
Management's Discussion and Analysis
Procedures and Internal Control over Financial Reporting, page 46

1.   Consistent with Item 307 of Regulation S-K, please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In this regard, please note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308 of Regulation S-K.

2.   Please amend your filing to provide all of the disclosures required by Item 308(a) of Regulation S-K regarding management's assessment of internal control over financial reporting. Please ensure that your revised disclosures:
      •   Provide a statement of management's responsibility for establishing and maintaining

adequate internal control over financial reporting; and
- Identify the framework used by management to evaluate internal control over financial reporting, whether the criteria set forth by COSO or another framework.

3. To avoid confusion regarding your conclusion, please revise your statement regarding the effectiveness of Company's internal control over financial reporting to remove the phrase "and yet constantly seek to improve it."

4. Please clarify the disclosure under the heading LIMITATION ON SCOPE OF DESIGN as follows:
- Please confirm that management conducted an assessment of your acquired business's internal control over financial reporting in the period between the consummation date and the date of management's assessment. Alternatively, please provide the disclosures set forth in Question 3 of Management's Report in Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised September 24, 2007); and
- Refer to Question 7 of Management's Report in Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised September 24, 2007) with regard to changes in your internal controls related to business combinations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences